UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities & Exchange Act of 1934

                                (Amendment No. 1)*


                               KeyW Holding Corporation
                                (Name of Issuer)


                                   Common Stock
                         (Title of Class of Securities)


                              	  493723100
                                (CUSIP Number)


			      December 31, 2015

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     (X)   Rule 13d-1(b)

     ( )   Rule 13d-1(c)

     ( )   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CUSIP No. 493723100

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

   Zazove Associates, LLC 36-3984373

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a) (  )
     (b) (  )

3. SEC Use Only
____________________________________________________________

4. Citizenship or Place of Organization:  Delaware

Number of          5.  Sole Voting Power: 2,797,486 (see item 4)
Shares Bene-
ficially by        6.  Shared Voting Power: 0
Owned by Each
Reporting          7.  Sole Dispositive Power: 2,797,486 (see item 4)
Person With:
                   8.  Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,797,486 (see item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (  )

11. Percent of Class Represented by Amount in Row (9):  6.55%

12. Type of Reporting Person (See Instructions):  IA

-----------------------------------------------------------------
CUSIP No. 493723100

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

   Zazove Associates, Inc. 36-3630548

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a) (  )
     (b) (  )

3. SEC Use Only
____________________________________________________________

4. Citizenship or Place of Organization:  Illinois

Number of          5.  Sole Voting Power: 2,797,486 (see item 4)
Shares Bene-
ficially by        6.  Shared Voting Power: 0
Owned by Each
Reporting          7.  Sole Dispositive Power: 2,797,486 (see item 4)
Person With:
                   8.  Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,797,486 (see item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (  )

11. Percent of Class Represented by Amount in Row (9):  6.55%

12. Type of Reporting Person (See Instructions):  CO, HC

----------------------------------------------------------------

CUSIP No. 493723100

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

   Gene T. Pretti

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a) (  )
     (b) (  )

3. SEC Use Only
____________________________________________________________

4. Citizenship or Place of Organization:  United States

Number of          5.  Sole Voting Power: 2,797,486 (see item 4)
Shares Bene-
ficially by        6.  Shared Voting Power: 0
Owned by Each
Reporting          7.  Sole Dispositive Power: 2,797,486 (see item 4)
Person With:
                   8.  Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,797,486 (see item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (  )

11. Percent of Class Represented by Amount in Row (9):  6.55%

12. Type of Reporting Person (See Instructions):  IN, HC

----------------------------------------------------------------
Item 1.

(a) Name of Issuer
         KeyW Holding Corporation
         (the "Company")

     (b) Address of Issuer's Principal Executive Offices
         1334 Ashton Road, Suite A
         Hanover, MD 21076

Item 2.

     (a) Name of Persons Filing
            This Schedule 13G is being filed by Zazove Associates, LLC, a Delaware limited liability company; Zazove Associates, Inc., an Illinois corporation and Gene T. Pretti (referred to collectively as the "Reporting Persons").

     (b) Residence or business address
            The principal address of the Reporting Persons is 1001 Tahoe Blvd., Incline Village, NV 89451

     (c) Citizenship
         Zazove Associates, LLC is organized under the laws of Delaware. Zazove Associates, Inc. is organized under the laws of Illinois. Gene T. Pretti is a citizen of the United States.

     (d) Title of Class of Securities
         Common stock

     (e) CUSIP Number
         493723100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) ( ) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) (  ) Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C 78c).

     (c) ( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ( ) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) (X ) An investment adviser in accordance with Section
             240.13d-1(b)(1)(ii)(E);

     (f) ( ) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) (X ) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h) ( ) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) ( ) A church plan the is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C.)

     (j) (  ) Group, in accordance with Section 240.13d-1(b)(1)
              (ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

     (a) Amount beneficially owned:
         2,797,486 shares of common stock, which includes
         2,797,486 shares issuable upon the conversion of the Issuer's 2.5% convertible Notes Due 07-15-2019
         (the "Convertible Securities").

     (b) Percent of class:
         6.55%, calculated based on 42,732,151 shares of common stock outstanding, which number is calculated by adding (i)
         39,934,665 (the number of shares of common stock outstanding as reported on the Company's most recent
         Form 10-Q filed with the SEC) and (ii) 2,797,486
         (the number of shares of common stock deemed held under Rule 240.13d-3(d)(1) as a result of the beneficial ownership of the Convertible Securities).

     (c) Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote: 2,797,486
         (ii)   Shared power to vote or to direct the vote: 0

         (iii) Sole power to dispose or to direct the disposition of: 2,797,486

         (iv) Shared power to dispose or to direct the disposition of: 0

     Instruction. For computations regarding securities which represents a right to acquire an underlying security see Section
240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

     Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      Zazove Associates, LLC is registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940
      (15 USC 80b-3) and has discretionary authority with regard to certain accounts that hold the Convertible Securities.
      No single account has a more than 5% interest of any class of the Issuer's equity securities.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

     If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attached an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group.

        Not applicable.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


Item 10. Certifications

        Item 10 (a)

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Item 10 (b)  Not Applicable.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 5, 2016
                                                 Date

                                          Zazove Associates, LLC
                                          /s/ Steven M. Kleiman
                                                 Signature
                                          Steven M. Kleiman, COO
                                                 Name/Title

                                          Zazove Associates, Inc.
                                          /s/ Steven M. Kleiman
                                                 Signature
                                          Steven M. Kleiman, CFO
                                                 Name/Title

                                          /s/ Gene T. Pretti